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                                                                  Exhibit (a)(7)




                  This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated May 8, 2000 and the related Letter of Transmittal, and is being made to holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice Of Offer To Purchase For Cash
                     All Outstanding Shares Of Common Stock
                                       Of
                                SAFETY 1ST, INC.
                                       At
                              $13.875 Net Per Share
                                       By
                       DIAMOND ACQUISITION SUBSIDIARY INC.
                          A Wholly Owned Subsidiary Of
                              DOREL INDUSTRIES INC.


                  Diamond Acquisition Subsidiary Inc., a Massachusetts corporation ("Purchaser") and a wholly owned subsidiary of Dorel Industries Inc., a Quebec, Canada corporation ("Dorel"), is offering to purchase all the shares of common stock, par value $0.01 per share (the "Shares"), of Safety 1st, Inc., a Massachusetts corporation (the "Company"), that are issued and outstanding for $13.875 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

--------------------------------------------------------------------------------
  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
          TIME, ON MONDAY, JUNE 5, 2000, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

                  The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that shall constitute two-thirds of the then outstanding shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options) and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer.

                  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 22, 2000 (the "Merger Agreement"), among Dorel, Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the Massachusetts Business Corporation Law, as amended ("Massachusetts Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Dorel. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective


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Time (other than Shares held in the treasury of the Company and Shares owned by
Purchaser, Dorel or any wholly owned subsidiary of Dorel or of the Company, and other than Shares held by stockholders who shall have demanded and perfected appraisal rights under Massachusetts Law) will be canceled and converted automatically into the right to receive $13.875 in cash, or any higher price that may be paid per Share in the Offer, without interest.

                  The Board of Directors of the Company has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interest of, the holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

                  Concurrently with entering into the Merger Agreement, Dorel, Purchaser and certain stockholders of the Company (the "Majority Stockholders") entered into a Tender Agreement, dated as of April 22, 2000 (the "Tender Agreement"), pursuant to which the Majority Stockholders have agreed, among other things, (i) to validly tender (and not withdraw) their Shares into the Offer and (ii) to vote their Shares in favor of the Merger. On April 22, 2000, the Majority Stockholders owned (either beneficially or of record) 5,019,333 Shares, constituting approximately 58% of the outstanding Shares (or approximately 45% of the outstanding Shares on a fully diluted basis).

                  For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Harris Trust Company of New York (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedure set forth in
Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

                  The Merger Agreement provides that Purchaser may, without the consent of the Company, extend the Offer beyond the scheduled expiration date (the "Expiration Date"), which shall be 20 business days following the commencement of the Offer, if, at the scheduled expiration of the Offer, any of the conditions to Purchaser's obligation to accept for payment Shares, shall not be satisfied or waived, provided, however, that except as set forth below, the Expiration Date, as extended, shall be no later than the date that is 40 business days immediately following the initially scheduled expiration date of the Offer. The Merger Agreement also provides that, if, on the initial scheduled expiration date of the Offer, the sole condition remaining unsatisfied is the failure of the waiting period under the HSR Act to have expired or been terminated, then Purchaser shall extend the Offer until the earlier of (i) August 31, 2000 or (ii) the expiration or termination of the applicable waiting period under the HSR Act. During any such extension, all tendered Shares may be retained by the Depositary on behalf of Purchaser and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended. Any extension of the Offer may be effected by Purchaser giving oral or written notice of such extension to the Depositary.

                  Tender of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 7, 2000. For the withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by



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the Depositary at one of its addresses set forth on the back cover page of the
Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

                  The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

                  The Company has provided Purchaser with the Company's stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder lists and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

                  The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

                  Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:
                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                            Telephone: (212) 750-5833
                                       or
                          Call Toll Free (888) 750-5834

May 8, 2000



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